UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13E-3

RULE 13e-3 TRANSACTION STATEMENT UNDER SECTION 13(e)
OF THE SECURITIES AND EXCHANGE ACT OF 1934

Valero Energy Partners LP
(Name of Issuer)

VALERO ENERGY PARTNERS LP
VALERO ENERGY CORPORATION
VALERO TERMINALING AND DISTRIBUTION COMPANY
VALERO ENERGY PARTNERS GP LLC
VALERO FOREST CONTRIBUTION LLC
FOREST MERGER SUB, LLC
(Names of Person(s) Filing Statement)

COMMON UNITS REPRESENTING LIMITED PARTNER INTERESTS
(Title of Class of Securities)

91914J102
(CUSIP Number of Class of Securities)

Jay D. Browning Executive Vice President and General Counsel Valero Energy Corporation One Valero Way San Antonio, Texas 78249 Telephone: (210) 345-2000	Jay D. Browning Executive Vice President and General Counsel Valero Energy Partners GP LLC One Valero Way San Antonio, Texas 78249 Telephone: (210) 345-2000
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

With Copies to:

Jeremy L. Moore Joshua Davidson Baker Botts L.L.P. 910 Louisiana Street Houston, Texas 77002 Telephone: (713) 229-1234	David Elder Akin Gump Strauss Hauer & Feld LLP 1111 Louisiana Street, 44th Floor Houston, Texas 77002 Telephone: (713) 236-0822

This statement is filed in connection with (check the appropriate box):

☒	a.	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

☐	b.	The filing of a registration statement under the Securities Act of 1933.

☐	c.	A tender offer.

☐	d.	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☒

Check the following box if the filing is a final amendment reporting the results of the transaction ☐

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$950,349,699	$115,183

* The transaction valuation is estimated solely for purposes of calculating the filing fee. The transaction valuation was determined based upon the product of (1) 22,493,484, the aggregate number of Common Units to be converted into the right to receive merger consideration, and (2) the per unit merger consideration of $42.25.

** In accordance with Section 14(g) of the Securities Exchange Act of 1934, as amended, and Rule 0‑11(c)(1) promulgated thereunder, the filing fee was determined by multiplying 0.0001212 by the aggregate merger consideration.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid: $115,183	Filing Party: Valero Energy Partners LP

Form or registration No.: Schedule 14C	Date Filed: November 9, 2018

INTRODUCTION

This Transaction Statement on Schedule 13E-3 (this “Transaction Statement”), together with the exhibits hereto, is being filed by (i) Valero Energy Partners LP, a Delaware limited partnership (“VLP”), (ii) Valero Energy Corporation, a Delaware corporation (“VLO”), (iii) Valero Terminaling and Distribution Company, a Delaware corporation, an indirect wholly owned subsidiary of VLO and the sole member of VLP GP (as defined below) (“VTDC”), (iv) Valero Energy Partners GP LLC, a Delaware limited liability company and the general partner of VLP (“VLP GP”), (v) Valero Forest Contribution LLC, a Delaware limited liability company and a wholly owned subsidiary of VTDC (“Contribution Sub”), and (vi) Forest Merger Sub, LLC, a Delaware limited liability company and a wholly owned subsidiary of VTDC (“Merger Sub”) (each of (i) through (vi), a “Filing Person”). VLP has filed, concurrently with the filing of this Transaction Statement, an information statement on Schedule 14C (the “Information Statement”). A copy of the Information Statement is attached hereto as Exhibit (a)(1) and a copy of the Merger Agreement (as defined below) is attached as Annex A to the Information Statement. All references in this Transaction Statement to Items numbered 1001 to 1016 are references to Items contained in Regulation M-A under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

This Transaction Statement relates to the Agreement and Plan of Merger, dated as of October 18, 2018, by and among VLO, Merger Sub, VLP and VLP GP (as it may be amended from time to time, the “Merger Agreement”). Pursuant to the Merger Agreement, Merger Sub will merge with and into VLP, with VLP surviving the merger and continuing to exist as a Delaware limited partnership (the “Merger”). Concurrently with the execution of the Merger Agreement, VLP entered into a support agreement (the “Support Agreement”) (the transactions contemplated by the Merger Agreement and the Support Agreement, the “Merger Transactions”) with VTDC whereby VTDC has agreed, in its capacity as a unitholder of VLP, to deliver (or cause to be delivered) a written consent approving the Merger Agreement and the Merger Transactions. On November 8, 2018, for United States tax purposes, VTDC contributed (the “Contribution”) 1,413,512 common units representing limited partner interests in VLP (“Common Units”) to Contribution Sub in exchange for all of the limited liability company interests of Contribution Sub and simultaneously therewith Contribution Sub executed and delivered to VLP a counterpart to the Support Agreement pursuant to which Contribution Sub is bound by all of the terms and provisions of the Support Agreement, as if Contribution Sub were an original party to the agreement.

Following the consummation of the Merger, VLO, as the sole ultimate parent of VLP GP, VTDC and Contribution Sub, will indirectly own all of the limited partner interests, general partner interests and incentive distribution rights of VLP.  The Merger will become effective upon the filing of a properly executed certificate of merger with the Secretary of State of the State of Delaware or at such later date and time as may be agreed by VLO and VLP and set forth in the certificate of merger (the “Effective Time”). At the Effective Time, each Common Unit issued and outstanding immediately prior to the Effective Time, other than Common Units held by VTDC and Contribution Sub, will be converted into the right to receive $42.25 in cash, without interest.

Under the applicable provisions of VLP’s First Amended and Restated Agreement of Limited Partnership dated as of December 16, 2013, as amended by Amendment No. 1 thereto dated as of December 19, 2017 (as amended, modified or supplemented from time to time, the “VLP Partnership Agreement”), the approval of the Merger Agreement requires the approval of a “Unit Majority” which, as defined in the VLP Partnership Agreement, means at least a majority of the outstanding Common Units.

Pursuant to General Instruction F to Schedule 13E-3, the information in the Information Statement, including all annexes thereto, is expressly incorporated herein by reference in its entirety, and responses to each item herein are qualified in their entirety by the information contained in the Information Statement. The cross-references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and show the location in the Information Statement of the information required to be included in response to the items of Schedule 13E-3. As of the date hereof, the Information Statement is in preliminary form and is subject to completion. Terms used but not defined in this Transaction Statement shall have the meanings given to them in the Information Statement.

While each of the Filing Persons acknowledges that the Merger is a going private transaction for purposes of Rule 13e-3 under the Exchange Act, the filing of this Transaction Statement shall not be construed as an admission by any Filing Person, or by any affiliate of a Filing Person, that VLP is “controlled” by any of the Filing Persons and/or their respective affiliates.

All information contained in, or incorporated by reference into, this Transaction Statement concerning each Filing Person has been supplied by such Filing Person.

Item 1. Summary Term Sheet

Regulation M-A Item 1001

Summary Term Sheet. The information set forth under the captions “Summary Term Sheet” and “Questions and Answers About the Merger” in the Information Statement is incorporated herein by reference.

Item 2. Subject Company Information

Regulation M-A Item 1002

(a)
Name and Address. The information set forth under the caption “Summary Term Sheet—Parties to the Merger Transactions—Valero Energy Partners LP” in the Information Statement is incorporated herein by reference.

(b)
Securities. The information set forth under the caption “Summary Term Sheet—Parties to the Merger Transactions—Valero Energy Partners LP” in the Information Statement is incorporated herein by reference.

(c)-(d)
Trading Market and Price; Dividends. The information set forth under the caption “Common Unit Market Price and Distribution Information” in the Information Statement is incorporated herein by reference.

(e)	Prior Public Offerings. The information set forth under the caption “Where You Can Find More Information” in the Information Statement is incorporated herein by reference.

(f)	Prior Stock Purchases. Not applicable.

Item 3. Identity and Background of Filing Person

Regulation M-A Item 1003

(a)-(b)	Name and Address; Business and Background of Entities. The information set forth under the following captions in the Information Statement is incorporated herein by reference:

“Summary Term Sheet—Parties to the Merger Transactions”

“Summary Term Sheet—The Merger”

“Information Concerning VLP”

“Information Concerning the Valero Parties”

“Unit Ownership of Certain Beneficial Owners, Directors and Executive Officers of VLP and the Valero Parties”

“Where You Can Find More Information”

(c)	Business and Background of Natural Persons. The information set forth under the following captions in the Information Statement is incorporated herein by reference:

“Information Concerning VLP”

“Information Concerning the Valero Parties”

“Unit Ownership of Certain Beneficial Owners, Directors and Executive Officers of VLP and the Valero Parties”

“Where You Can Find More Information”

Item 4. Terms of the Transaction

Regulation M-A Item 1004

(a)	Material Terms. The information set forth under the following captions in the Information Statement is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers about the Merger”

“Special Factors—Recommendation of the VLP GP Committee and the VLP GP Board; Reasons for Recommending Approval of the Merger Agreement and the Merger Transactions”

“Special Factors—Position of the Valero Parties, the VLP GP Board and the VLP GP Committee as to the Fairness of the Merger”

“Special Factors—Valero Parties’ Purpose and Reasons for the Merger”

“Special Factors—Effects of the Merger”

“Special Factors—Primary Benefits and Detriments of the Merger”

“Special Factors—Material U.S. Federal Income Tax Considerations”

“Special Factors—No Appraisal Rights”

“Special Factors—Accounting Treatment of the Merger”

“The Merger Agreement”

“Material U.S. Federal Income Tax Considerations”

“Unit Ownership of Certain Beneficial Owners, Directors and Executive Officers of VLP and the Valero Parties”

“Annex A: Agreement and Plan of Merger”

“Annex B: Support Agreement”

(c)	Different Terms. The information set forth under the following captions in the Information Statement is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers about the Merger”

“Special Factors—Effects of the Merger”

“Special Factors—Interests of Certain Persons in the Merger”

“Special Factors—No Appraisal Rights”

“The Merger Agreement—The Merger Consideration”

“The Merger Agreement—Treatment of VLP Incentive Compensation Plan and Restricted Units”

“The Merger Agreement—Indemnification; Directors’ and Officers’ Insurance”

“Material U.S. Federal Income Tax Considerations”

“Unit Ownership of Certain Beneficial Owners, Directors and Executive Officers of VLP and the Valero Parties”

“Annex A: Agreement and Plan of Merger”

(d)	Appraisal Rights. The information set forth under the following captions in the Information Statement is incorporated herein by reference:

“Summary Term Sheet—No Appraisal Rights”

“Special Factors—No Appraisal Rights”

(e)
Provisions for Unaffiliated Security Holders. The information set forth under the caption “Special Factors—Provisions for Unaffiliated Security Holders” in the Information Statement is incorporated herein by reference.

(f)	Eligibility for Trading. Not applicable.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

Regulation M-A Item 1005

(a)	Transactions. The information set forth under the following captions in the Information Statement is incorporated herein by reference:

“Summary Term Sheet—Parties to the Merger Transactions”

“Special Factors—Background of the Merger”

“Special Factors—Interests of Certain Persons in the Merger”

“Information Concerning the Valero Parties”

“Where You Can Find More Information”

(b)	Significant Corporate Events. The information set forth under the following captions in the Information Statement is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Background of the Merger”

“Special Factors—Recommendation of the VLP GP Committee and the VLP GP Board; Reasons for Recommending Approval of the Merger Agreement and the Merger Transactions”

“Special Factors—Position of the Valero Parties, the VLP GP Board and the VLP GP Committee as to the Fairness of the Merger”

“Special Factors—Valero Parties’ Purpose and Reasons for the Merger”

“Special Factors—Effects of the Merger”

“Special Factors—Interests of Certain Persons in the Merger”

“The Merger Agreement”

“Information Concerning VLP—Prior Contracts and Transactions”

“Where You Can Find More Information”

“Annex A: Agreement and Plan of Merger”

(c)	Negotiations or Contacts. The information set forth under the following captions in the Information Statement is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Background of the Merger”

“Special Factors—Recommendation of the VLP GP Committee and the VLP GP Board; Reasons for Recommending Approval of the Merger Agreement and the Merger Transactions”

“Special Factors—Position of the Valero Parties, the VLP GP Board and the VLP GP Committee as to the Fairness of the Merger”

“Special Factors—Valero Parties’ Purpose and Reasons for the Merger”

“Special Factors—Effects of the Merger”

“Special Factors—Interests of Certain Persons in the Merger”

“The Merger Agreement”

“Information Concerning VLP—Prior Contracts and Transactions”

“Annex A: Agreement and Plan of Merger”

“Annex B: Support Agreement”

(e)
Agreements Involving the Subject Company’s Securities. The Contribution was effected pursuant to a Contribution Agreement, dated as of November 8, 2018, between VTDC and Contribution Sub, which is forth as Exhibit (d)(3) hereto and is incorporated herein by reference. The information set forth under the following captions in the Information Statement is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Interests of Certain Persons in the Merger”

“The Merger Agreement”

“Unit Ownership of Certain Beneficial Owners, Directors and Executive Officers of VLP and the Valero Parties”

“Where You Can Find More Information”

“Annex A: Agreement and Plan of Merger”

“Annex B: Support Agreement”

Item 6. Purpose of the Transaction and Plans or Proposals

Regulation M-A Item 1006

(b)	Use of Securities Acquired. The information set forth under the following captions in the Information Statement is incorporated herein by reference:

“Summary Term Sheet—Effects of the Merger”

“Special Factors—Effects of the Merger”

“Special Factors—Primary Benefits and Detriments of the Merger”

“Special Factors—Interests of Certain Persons in the Merger”

“Annex A: Agreement and Plan of Merger”

(c)(1)-(8) Plans. The information set forth under the following captions in the Information Statement is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Background of the Merger”

“Special Factors—Recommendation of the VLP GP Committee and the VLP GP Board; Reasons for Recommending Approval of the Merger Agreement and the Merger Transactions”

“Special Factors—Effects of the Merger”

“Special Factors—Primary Benefits and Detriments of the Merger”

“Special Factors—Interests of Certain Persons in the Merger”

“Special Factors—Financing of the Merger”

“Delisting and Deregistration of Common Units”

“The Merger Agreement”

“Common Unit Market Price and Distribution Information—Distribution Information”

“Annex A: Agreement and Plan of Merger”

“Annex B: Support Agreement”

Item 7. Purposes, Alternatives, Reasons and Effects

Regulation M-A Item 1013

(a)	Purposes. The information set forth under the following captions in the Information Statement is incorporated herein by reference:

“Summary Term Sheet—Effects of the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Recommendation of the VLP GP Committee and the VLP GP Board; Reasons for Recommending Approval of the Merger Agreement and the Merger Transactions”

“Special Factors—Position of the Valero Parties, the VLP GP Board and the VLP GP Committee as to the Fairness of the Merger”

“Special Factors—Valero Parties’ Purpose and Reasons for the Merger”

“Special Factors—Effects of the Merger”

“Special Factors—Primary Benefits and Detriments of the Merger”

“Special Factors—Interests of Certain Persons in the Merger”

(b)	Alternatives. The information set forth under the following captions in the Information Statement is incorporated herein by reference:

“Special Factors—Background of the Merger”

“Special Factors—Recommendation of the VLP GP Committee and the VLP GP Board; Reasons for Recommending Approval of the Merger Agreement and the Merger Transactions”

“Special Factors—Unaudited Financial Projections of VLP”

“Special Factors—Opinion of Jefferies LLC, Financial Advisor to the VLP GP Committee”

“Special Factors—J.P. Morgan Financial Advisor Materials”

“Special Factors—Position of the Valero Parties, the VLP GP Board and the VLP GP Committee as to the Fairness of the Merger”

“Special Factors—Valero Parties’ Purpose and Reasons for the Merger”

“Special Factors—Primary Benefits and Detriments of the Merger”

(c)	Reasons. The information set forth under the following captions in the Information Statement is incorporated herein by reference:

“Summary Term Sheet—Effects of the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Recommendation of the VLP GP Committee and the VLP GP Board; Reasons for Recommending Approval of the Merger Agreement and the Merger Transactions”

“Special Factors—Unaudited Financial Projections of VLP”

“Special Factors—Opinion of Jefferies LLC, Financial Advisor to the VLP GP Committee”

“Special Factors—J.P. Morgan Financial Advisor Materials”

“Special Factors—Position of the Valero Parties, the VLP GP Board and the VLP GP Committee as to the Fairness of the Merger”

“Special Factors—Valero Parties’ Purpose and Reasons for the Merger”

“Special Factors—Primary Benefits and Detriments of the Merger”

“Special Factors—Effects of the Merger”

“Special Factors—Interests of Certain Persons in the Merger”

(d)	Effects. The information set forth under the following captions in the Information Statement is incorporated herein by reference:

“Summary Term Sheet—The Merger”

“Summary Term Sheet—Effects of the Merger”

“Summary Term Sheet—Material U.S. Federal Income Tax Considerations”

“Summary Term Sheet—Delisting and Deregistration of Common Units”

“Special Factors—Background of the Merger”

“Special Factors—Position of the Valero Parties, the VLP GP Board and the VLP GP Committee as to the Fairness of the Merger”

“Special Factors—Valero Parties’ Purpose and Reasons for the Merger”

“Special Factors—Effects of the Merger”

“Special Factors—Primary Benefits and Detriments of the Merger”

“Special Factors—Interests of Certain Persons in the Merger”

“Special Factors—Material U.S. Federal Income Tax Considerations”

“The Merger Agreement”

“Material U.S. Federal Income Tax Considerations”

“Delisting and Deregistration of Common Units”

“Annex A: Agreement and Plan of Merger”

Item 8. Fairness of the Transaction

Regulation M-A Item 1014

(a)-(b)	Fairness; Factors Considered in Determining Fairness. The information set forth under the following captions in the Information Statement is incorporated herein by reference:

“Summary Term Sheet—Opinion of Jefferies LLC, Financial Advisor to the VLP GP Committee”

“Special Factors—Background of the Merger”

“Special Factors—Recommendation of the VLP GP Committee and the VLP GP Board; Reasons for Recommending Approval of the Merger Agreement and the Merger Transactions”

“Special Factors—Opinion of Jefferies LLC, Financial Advisor to the VLP GP Committee”

“Special Factors—Position of the Valero Parties, the VLP GP Board and the VLP GP Committee as to the Fairness of the Merger”

“Special Factors—Valero Parties’ Purpose and Reasons for the Merger”

“Special Factors—Effects of the Merger”

“Special Factors—Primary Benefits and Detriments of the Merger”

“Special Factors—Interests of Certain Persons in the Merger”

“Annex C: Opinion of Financial Advisor”

(c)	Approval of Security Holders. The information set forth under the following captions in the Information Statement is incorporated herein by reference:

“Summary Term Sheet—Information About the Action by Written Consent”

“Questions and Answers about the Merger”

“Special Factors—Recommendation of the VLP GP Committee and the VLP GP Board; Reasons for Recommending Approval of the Merger Agreement and the Merger Transactions”

“Special Factors—Valero Parties’ Purpose and Reasons for the Merger”

“Special Factors—Primary Benefits and Detriments of the Merger”

“The Merger Agreement—VLP Unitholder Approval”

(d)	Unaffiliated Representative. The information set forth under the following captions in the Information Statement is incorporated herein by reference:

“Summary Term Sheet—Recommendation of the VLP GP Board and the VLP GP Committee”

“Special Factors—Background of the Merger”

“Special Factors—Recommendation of the VLP GP Committee and the VLP GP Board; Reasons for Recommending Approval of the Merger Agreement and the Merger Transactions”

“Special Factors—Opinion of Jefferies LLC, Financial Advisor to the VLP GP Committee”

“Special Factors—Position of the Valero Parties, the VLP GP Board and the VLP GP Committee as to the Fairness of the Merger”

“Annex C: Opinion of Financial Advisor”

(e)	Approval of Directors. The information set forth under the following captions in the Information Statement is incorporated herein by reference:

“Summary Term Sheet—Recommendation of the VLP GP Board and the VLP GP Committee”

“Special Factors—Background of the Merger”

“Special Factors—Recommendation of the VLP GP Committee and the VLP GP Board; Reasons for Recommending Approval of the Merger Agreement and the Merger Transactions”

“Special Factors—Position of the Valero Parties, the VLP GP Board and the VLP GP Committee as to the Fairness of the Merger”

(f)	Other Offers. Not applicable.

Item 9. Reports, Opinions, Appraisals and Certain Negotiations

Regulation M-A Item 1015

(a)-(b)
Report, Opinion or Appraisal; Preparer and Summary of the Report, Opinion or Appraisal. The discussion and/or presentation materials prepared by Jefferies and provided to the VLP GP Committee, dated October 4, 2018, October 8, 2018 and October 18, 2018 are set forth as Exhibits (c)(2) – (c)(4), respectively, hereto and are incorporated herein by reference. The presentation materials prepared by J.P. Morgan that were provided to VLO management on September 17, 2018 and subsequently provided to the VLO Board are set forth as Exhibit (c)(5) hereto and are incorporated herein by reference. The information set forth under the following captions in the Information Statement is incorporated herein by reference:

“Summary Term Sheet—Opinion of Jefferies LLC, Financial Advisor to the VLP GP Committee”

“Special Factors—Background of the Merger”

“Special Factors—Recommendation of the VLP GP Committee and the VLP GP Board; Reasons for Recommending Approval of the Merger Agreement and the Merger Transactions”

“Special Factors—Unaudited Financial Projections of VLP”

“Special Factors—Opinion of Jefferies LLC, Financial Advisor to the VLP GP Committee”

“Special Factors—J.P. Morgan Financial Advisor Materials”

“Special Factors—Position of the Valero Parties, the VLP GP Board and the VLP GP Committee as to the Fairness of the Merger”

“Special Factors—Valero Parties’ Purpose and Reasons for the Merger”

“Special Factors—Effects of the Merger”

“Special Factors—Estimated Fees and Expenses”

“Annex C: Opinion of Financial Advisor”

The written opinion of Jefferies is attached to the Information Statement as Annex C and is incorporated herein by reference.

(c)
Availability of Documents. The reports, opinions or appraisals referenced in this Item 9 are filed herewith and will be made available for inspection and copying at the principal executive offices of VLP during its regular business hours by any interested holder of Common Units.

Item 10. Source and Amount of Funds or Other Consideration

Regulation M-A Item 1007

(a)-(b)	Source of Funds; Conditions. The information set forth under the following captions in the Information Statement is incorporated herein by reference:

“Summary Term Sheet—Conditions to Completion of the Merger”

“Summary Term Sheet—Financing of the Merger”

“Summary Term Sheet—Expenses Relating to the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Interests of Certain Persons in the Merger”

“Special Factors—Financing of the Merger”

“Special Factors—Estimated Fees and Expenses”

“The Merger Agreement—Conditions to Completion of the Merger”

(c)	Expenses. The information set forth under the following captions in the Information Statement is incorporated herein by reference:

“Summary Term Sheet—Financing of the Merger”

“Summary Term Sheet—Expenses Relating to the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Financing of the Merger”

“Special Factors—Estimated Fees and Expenses”

(d)	Borrowed Funds. The information set forth under the following captions in the Information Statement is incorporated herein by reference:

“Summary Term Sheet—Financing of the Merger”

“Special Factors—Financing of the Merger”

Item 11. Interest in Securities of the Subject Company

Regulation M-A Item 1008

(a)-(b)	Securities Ownership; Securities Transactions. The information set forth under the following captions in the Information Statement is incorporated herein by reference:

“Summary Term Sheet—Parties to the Merger Transactions”

“Summary Term Sheet—Effects of the Merger”

“Special Factors—Effects of the Merger”

“Special Factors—Interests of Certain Persons in the Merger”

“Unit Ownership of Certain Beneficial Owners, Directors and Executive Officers of VLP and the Valero Parties”

“Certain Purchases and Sales of Common Units”

Item 12. The Solicitation or Recommendation

Regulation M-A Item 1012

(d)-(e)
Intent to Tender or Vote in a Going-Private Transaction; Recommendations of Others. The information set forth under the following captions in the Information Statement is incorporated herein by reference:

“Summary Term Sheet—Information About the Action by Written Consent”

“Summary Term Sheet—Recommendation of the VLP GP Board and the VLP GP Committee”

“Special Factors—Background of the Merger”

“Special Factors—Recommendation of the VLP GP Committee and the VLP GP Board; Reasons for Recommending Approval of the Merger Agreement and the Merger Transactions”

“Special Factors—Position of the Valero Parties, the VLP GP Board and the VLP GP Committee as to the Fairness of the Merger”

“Special Factors—Valero Parties’ Purpose and Reasons for the Merger”

“Special Factors—Interests of Certain Persons in the Merger”

“The Merger Agreement—VLP GP Recommendation and VLP Adverse Recommendation Change”

“The Merger Agreement—VLP Unitholder Approval”

Item 13. Financial Statements

Regulation M-A Item 1010

(a)	Financial Information. The information set forth under the following captions in the Information Statement is incorporated herein by reference:

“Selected Historical Consolidated Financial Data”

“Where You Can Find More Information”

VLP’s Annual Report on Form 10-K for the fiscal year ended December 31, 2017 and Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2018 are incorporated herein by reference.

(b)
Pro Forma Information. Not applicable. Paragraph (b) of Item 1010 of Regulation M-A requires the presentation of such pro forma data only if material. The Merger Consideration will consist solely of cash, and, as a result, holders of Common Units will have no continuing interest in VLP after the Merger. Additionally, the Merger is not subject to any financing condition and VLO does not expect any difficulties in obtaining the cash required to fund the Merger. Accordingly, such pro forma data is not material to holders of Common Units and has not been presented.

Item 14. Persons/Assets, Retained, Employed, Compensated or Used

Regulation M-A Item 1009

(a)-(b)	Solicitations or Recommendations; Employees and Corporate Assets. The information set forth under the following captions in the Information Statement is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers about the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Recommendation of the VLP GP Committee and the VLP GP Board; Reasons for Recommending Approval of the Merger Agreement and the Merger Transactions”

“Special Factors—Opinion of Jefferies LLC, Financial Advisor to the VLP GP Committee”

“Special Factors—J.P. Morgan Financial Advisor Materials”

“Special Factors—Interests of Certain Persons in the Merger”

“Special Factors—Estimated Fees and Expenses”

Item 15. Additional Information

Regulation M-A Item 1011

(b)
Golden Parachute Compensation. The information set forth under the caption “Special Factors—Interests of Certain Persons in the Merger” in the Information Statement is incorporated herein by reference.

(c)	Other Material Information. The information set forth in the Information Statement, including all annexes thereto, is incorporated herein by reference.

Item 16. Exhibits

Regulation M-A Item 1016

Exhibit No.	Description

(a)(1)	Preliminary Information Statement of Valero Energy Partners LP (incorporated by reference to the Valero Energy Partners LP Preliminary Information Statement filed on November 9, 2018).

(a)(2)
Press release issued by Valero Energy Partners LP, dated October 18, 2018 (incorporated by reference to Exhibit 99.1 to Valero Energy Partners LP’s Current Report on Form 8-K filed on October 18, 2018).

(a)(3)	Letter to Valero Energy Partners LP common unitholders (incorporated by reference to the Preliminary Information Statement filed herewith as Exhibit (a)(1)).

(a)(4)	Valero Energy Partners LP’s Annual Report on Form 10-K for the fiscal year ended December 31, 2017 filed on February 22, 2018 (incorporated by reference).

(a)(5)	Valero Energy Partners LP’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2018 filed on November 5, 2018 (incorporated by reference).

(b)
$3,000,000,000 5-Year Third Amended and Restated Revolving Credit Agreement, dated as of November 12, 2015, among Valero Energy Corporation, as Borrower; JPMorgan Chase Bank, N.A., as Administrative Agent; and the lenders named therein (incorporated by reference to Exhibit 10.1 to Valero Energy Corporation’s Current Report on Form 8-K filed on November 13, 2015).

(c)(1)
Opinion of Jefferies LLC to the Conflicts Committee of the Board of Directors of Valero Energy Partners LP, dated October 18, 2018 (included as Annex C to the Preliminary Information Statement filed herewith as Exhibit (a)(1)).

(c)(2)	Discussion materials prepared by Jefferies LLC, dated October 4, 2018, for the Conflicts Committee of the Board of Directors of Valero Energy Partners GP LLC.

(c)(3)	Discussion materials prepared by Jefferies LLC, dated October 8, 2018, for the Conflicts Committee of the Board of Directors of Valero Energy Partners GP LLC.

(c)(4)	Presentation materials prepared by Jefferies LLC, dated October 18, 2018, for the Conflicts Committee of the Board of Directors of Valero Energy Partners GP LLC.

(c)(5)
Presentation materials prepared by J.P. Morgan Securities LLC that were provided to Valero Energy Corporation management on September 17, 2018 and subsequently provided to the Board of Directors of Valero Energy Corporation.

(d)(1)
Agreement and Plan of Merger, dated as of October 18, 2018, by and among Valero Energy Corporation, Forest Merger Sub, LLC, Valero Energy Partners LP and Valero Energy Partners GP LLC (included as Annex A to the Preliminary Information Statement filed herewith as Exhibit (a)(1)).

(d)(2)
Support Agreement, dated as of October 18, 2018, by and between Valero Energy Partners LP and Valero Terminaling and Distribution Company (included as Annex B to the Preliminary Information Statement filed herewith as Exhibit (a)(1)).

(d)(3)	Contribution Agreement, dated as of November 8, 2018, between Valero Terminaling and Distribution Company and Valero Forest Contribution LLC.

(e)	None.

(f)(1)
First Amended and Restated Agreement of Limited Partnership of Valero Energy Partners LP, dated as of December 16, 2013 (incorporated by reference to Exhibit 3.1 to Valero Energy Partners LP’s Current Report on Form 8-K filed on December 20, 2013).

(f)(2)
Amendment No. 1 to First Amended and Restated Agreement of Limited Partnership of Valero Energy Partners LP, dated as of December 19, 2017 (incorporated by reference to Exhibit 3.01 to Valero Energy Partners LP’s Current Report on Form 8-K filed on December 19, 2017).

(f)(3)	Delaware Code Title 6 § 17-212.

(g)	None.

(h)	None.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 9, 2018	VALERO ENERGY PARTNERS LP

	By:	VALERO ENERGY PARTNERS GP LLC,
its general partner

	By:	/s/ Richard F. Lashway
	Name:	Richard F. Lashway
	Title:	President

Dated: November 9, 2018	VALERO ENERGY CORPORATION

	By:	/s/ Joseph W. Gorder
	Name:	Joseph W. Gorder
	Title:	Chief Executive Officer and President

Dated: November 9, 2018	VALERO TERMINALING AND DISTRIBUTION COMPANY

	By:	/s/ Jay D. Browning
	Name:	Jay D. Browning
	Title:	Executive Vice President and General Counsel

Dated: November 9, 2018	VALERO ENERGY PARTNERS GP LLC

	By:	/s/ Richard F. Lashway
	Name:	Richard F. Lashway
	Title:	President

Dated: November 9, 2018	VALERO FOREST CONTRIBUTION LLC

	By:	/s/ Donna M. Titzman
	Name:	Donna M. Titzman
	Title:	Executive Vice President and Chief Financial Officer

Dated: November 9, 2018	FOREST MERGER SUB, LLC

	By:	/s/ Donna M. Titzman
	Name:	Donna M. Titzman
	Title:	Executive Vice President and Chief Financial Officer

[Signature Page to Transaction Statement on Schedule 13E-3]